COLUMBIA FUNDS

DEFERRED COMPENSATION PLAN

FOR ELIGIBLE TRUSTEES

The Board of Trustees of each Fund set forth on Exhibit A has adopted this Columbia Funds Deferred Compensation Plan for Eligible Trustees (the “Plan”) for each Fund, respectively, as of December 31, 2011. The Plan sets forth the terms whereby a member of the Board of Trustees of the respective Fund who is not an employee of the Fund (each a “Trustee” and collectively, the “Trustees”) may defer the receipt of his Compensation earned after December 31, 2011 from the respective Fund. For the avoidance of doubt, the Plan does not govern compensation earned from a Fund for calendar years ending on or prior to December 31, 2011.

1.	DEFINITION OF TERMS AND CONDITIONS

1.1 Definitions. Unless a different meaning is plainly implied by the context, the following terms as used in this Plan shall have the following meanings:

(a) “Appropriate Officer” shall mean the Secretary or Treasurer, or an Assistant Secretary or Assistant Treasurer, identified from time to time as the appropriate Officer of the Funds for the receipt of instructions and forms hereunder.

(b) “Beneficiary” shall mean such person or persons designated to receive distributions from a Trustee’s Deferral Account after the death of the Trustee. For purposes of this definition, the Beneficiary shall be the person or persons so designated by the Trustee in a written instrument filed with an Appropriate Officer of the Funds. In the event a Trustee fails to properly designate a Beneficiary, his Beneficiary shall be the Trustee’s surviving spouse, or, in the event that the Trustee does not have a surviving spouse, the Trustee’s estate.

(c) “Board of Trustees” shall mean one or more of the Boards of Trustees of the Funds, as the context requires.

(d) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor statute.

(e) “Compensation” shall mean all fees paid by the Funds to a Trustee for a given Deferral Year, prior to a reduction for Compensation Deferrals made under this Plan and excluding any reimbursements of reasonable expenses associated with the Trustee’s service on the Board of Trustees.

(f) “Compensation Deferral” shall mean the total amount of Compensation a Trustee elects to defer in accordance with the provisions of Section 3 of this Plan.

(g) “Deferral Account” shall mean the account maintained to reflect a Trustee’s Compensation Deferrals made under this Plan, as well as any other credits or debits thereto. Any references herein to a Trustee’s Deferral Account shall include references to the Trustee’s Rule 2a-7 Deferral Account and the Trustee’s Standard Deferral Account as the context requires.

(h) “Deferral Year” shall mean each calendar year during which a Trustee makes, or is entitled to make, Compensation Deferrals under Section 3 below.

(i) “Disability” shall mean that a Trustee has become disabled as defined in Code Section 409(a)(2)(C), the regulations thereunder, and any other published interpretive authority, as issued or amended from time to time.1

(j) “Distribution Commencement Date” shall mean the date when distributions from a Trustee’s Deferral Account shall commence under Section 4.1 below.

(k) “Fund” shall mean a registered investment company (or separate series thereof as the context requires) advised by Columbia Management Investment Advisors, Inc. or any of its affiliates, as set forth on Exhibit A, as it may be amended from time to time.

(l) “Rule 2a-7 Deferral Account” shall mean an account maintained to reflect a Trustee’s Compensation Deferrals made under this Plan with respect to Compensation payable by a Rule 2a-7 Fund, as well as any other credits or debits thereto.

(m) “Rule 2a-7 Funds” shall mean any and all of the Funds that are intended to be operated in accordance with Rule 2a-7 under the Investment Company Act of 1940, as amended.

(n) “Section 409A” shall mean Code Section 409A, the Treasury regulations promulgated thereunder and other applicable guidance issued by the Treasury Department or the Internal Revenue Service (the “IRS”) with respect thereto.

(o) “Standard Deferral Account” shall mean an account maintained to reflect a Trustee’s Compensation Deferrals made under this Plan with respect to Compensation payable by a Fund other than a Rule 2a-7 Fund, as well as any other credits or debits thereto.

(p) “Termination of Service” shall mean, with respect to a Trustee, a “separation from service” as defined in Section 409A.

[1]	Section 409A(a)(2)(C) provides the following definition of “disabled”:

For purposes of subparagraph (A)(ii), a participant shall be considered disabled if the participant—

(i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or

(ii) is, by reason of any medically determinable physical or mental impairment, which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the participant’s employer.

(q) “Unforeseeable Emergency” shall mean, with respect to a Trustee, a severe financial hardship to the Trustee resulting from an illness or accident of the Trustee, the Trustee’s spouse or a dependent (as defined in Code Section 152(a)) of the Trustee, loss of the Trustee’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Trustee. In making its determination, the Board of Trustees shall be guided by the prevailing authorities applicable under Section 409A.

(r) “Valuation Date” shall mean the last business day of each calendar month and any other day upon which the Funds make a valuation of the Deferral Accounts.

1.2 Plurals and Gender. Where appearing in this Plan, the singular shall include the plural and the masculine shall include the feminine, unless the context clearly indicates a different meaning.

1.3 Headings. The headings and sub-headings in this Plan are inserted for the convenience of reference only and are to be ignored in any construction of the provisions hereof.

1.4 Separate Plan for Each Fund. This Plan is adopted by each of the Funds listed on Exhibit A and is intended to serve as a separate plan for each Fund.

2.	PERIOD DURING WHICH COMPENSATION DEFERRALS ARE PERMITTED

2.1 Commencement of Compensation Deferrals. Each Trustee may elect to defer receipt of his Compensation by executing an election form provided by and filed with an Appropriate Officer of the Funds prior to the first day of the Deferral Year to which the election applies. Notwithstanding the foregoing, if a Trustee is newly elected or appointed to the Board of Trustees after the commencement of a calendar year, he may elect to defer any unpaid fees earned after his service as Trustee has commenced by filing an election form with an Appropriate Officer of the Funds either (i) before beginning service as a Trustee or (ii) within 30 days after beginning service as a Trustee. However, no amounts may be deferred until after the election forms have been filed. Any such deferral election with respect to a newly elected or appointed Trustee shall apply only to Compensation earned and payable following the date the Trustee files the election form.

2.2 Termination of Deferrals. A Trustee shall not be eligible to make Compensation Deferrals with respect to the Plan of a Fund after the earlier of the following dates:

(a) The date when he ceases to serve as a Trustee of the Fund; or

(b) The effective date of the termination of the Plan by the Fund.

3.	COMPENSATION DEFERRALS

3.1 Compensation Deferral Elections.

(a) Except as provided below, in order to defer amounts under this Plan, a Trustee must file an executed election form with an Appropriate Officer of the Funds in the manner described in Section 2.1 above. The election form must set forth the amount of the Compensation Deferral in whole percentage amounts, and must specify the time period over which the Trustee’s Deferral Account will be distributed, in accordance with Section 4.1. Compensation Deferrals shall be withheld from each payment of Compensation by the Funds to the Trustee based upon the percentage amount elected by the Trustee in his election form.

(b) The Compensation Deferral shall remain effective for all subsequent Deferral Years unless it is canceled or modified as provided below. If a Trustee files multiple election forms with an Appropriate Officer of the Funds before the commencement of any given Deferral Year, the latest dated election form shall take effect.

(c) A Trustee may cancel or modify the amount of his Compensation Deferrals for prospective Deferral Years by filing a revised election form with an Appropriate Officer of the Funds. Such change will be effective as of the first day of the Deferral Year following the date the revised election form is filed with an Appropriate Officer of the Funds. Compensation Deferrals already credited to a Trustee’s Deferral Account are irrevocable and cannot be distributed in any manner other than as provided under this Plan.

3.2 Valuation of the Deferral Accounts.

(a) The Funds shall establish two bookkeeping Deferral Accounts (a Rule 2a-7 Deferral Account and a Standard Deferral Account) to which will be credited an amount equal to each Trustee’s Compensation Deferrals under this Plan for each Deferral Year. Each Deferral Account shall be a bookkeeping entry only, and shall be established solely as a device for the measurement and determination of the amounts to be paid out to the Trustee under the Plan. Alternatively, the Board of Trustees, in its sole discretion, may select an independent recordkeeper to maintain the Deferral Accounts. The establishment of a Deferral Account for a Trustee shall not confer the right for the Trustee to receive any asset held by the Funds in connection with the Plan or otherwise.

(b) A Trustee’s Compensation Deferrals for any Deferral Year from Rule 2a-7 Funds shall be allocated to the Trustee’s Rule 2a-7 Deferral Account for such Deferral Year and a Trustee’s Compensation Deferrals for any Deferral Year from the Funds that are not Rule 2a-7 Funds shall be credited to the Trustee’s Standard Deferral Account for such Deferral Year, in each case on the first business day following the date such Compensation Deferrals are withheld from the Trustee’s Compensation and shall be deemed invested pursuant to Section 3.3 below. The Deferral Accounts shall be debited to reflect any distributions from such Deferral Accounts. Such debits shall be allocated to the Deferral Accounts as of the date such distributions are made.

(c) As of each Valuation Date, any income, gain and loss equivalents (determined as if the Deferral Accounts were invested in the manner set forth under Section 3.3 below) attributable to the period following the preceding Valuation Date shall be credited to and/or deducted from the Deferral Accounts.

(d) Quarterly, or monthly if requested by a Trustee, the Funds shall provide each Trustee with a statement showing the valuation of the Trustee’s Deferral Accounts.

3.3 Investment of Deferral Account Balance.

(a) Each Trustee’s Rule 2a-7 Deferral Account shall be deemed invested in the Columbia Money Market Fund and the returns of such Fund shall be used as a basis for determining the value of each Trustee’s Rule 2a-7 Deferral Account.

(b) With respect to the Standard Deferral Account, a Trustee may designate a deemed investment of all or part of such Account in various “investment media” made available by the Funds as set forth in Exhibit B, up to a maximum of ten. As of each Valuation Date, the balance of his Standard Deferral Account shall be credited with a return on investment or charged with an investment loss as if the Trustee were actually invested in such investment media. The investment media shall be used solely for the purpose of determining hypothetical investment gains and losses to be credited to a Trustee’s Standard Deferral Account as of each Valuation Date, and the Funds shall have the right, but no obligation, to actually invest the Trustee’s Standard Deferral Account in the investment media selected. The investment media available to the Trustee as of the date of this Plan are listed on Exhibit B hereto, but may be revised by the Funds from time to time. Class Z, or if no Class Z of a particular investment media is offered the least expensive class offered by such investment media, shall be the class of the investment media used in determining investment gains or losses. A Trustee may prospectively designate deemed investment media for Compensation Deferrals made with respect to a future Deferral Year that is different from the Trustee’s designation of deemed investment media for one or more prior Deferral Years.

(c) Except as provided under Section 3.3(d) below, a Trustee’s Standard Deferral Account shall be deemed to be invested in accordance with his investment designations, provided such designations conform to the provisions herein. In order to designate a deemed investment in the investment media, a Trustee must file an executed form with an Appropriate Officer of the Funds setting forth the proportions of his Standard Deferral Account to be invested in percentage amounts. Such designation shall remain effective until the Trustee amends his designation or the investment media is cancelled by the Funds as herein provided. A Trustee may amend his investment designation as of the end of each calendar month by filing a new form with an Appropriate Officer of the Funds prior to the end of such calendar month. A timely change to a Trustee’s investment designation shall become effective as of the first business day of the calendar month following receipt by an Appropriate Officer of the Funds. A Trustee’s Standard Deferral Account will not be rebalanced unless the Trustee directs that it be rebalanced in an investment designation form, in which case it will be rebalanced as of the first business day of each calendar month following receipt by an Appropriate Officer of such a direction.

(d) If:

(1) a Trustee does not furnish an Appropriate Officer of the Funds with complete, written investment instructions, or

(2) the written investment instructions from a Trustee are unclear,

then the Trustee’s election to make Compensation Deferrals hereunder shall be held in abeyance and have no force and effect, and he shall be deemed to have designated the Columbia Money Market Fund for his Standard Deferral Account until such time as the Trustee shall provide an Appropriate Officer of the Funds with complete investment instructions. Notwithstanding the above, the Board of Trustees, in its sole discretion, may disregard the Trustee’s election and determine that all Compensation Deferrals shall be deemed to be invested in investment media determined by the Board of Trustees. In the event that any investment medium under which a portion of a Trustee’s Standard Deferral Account is deemed to be invested ceases to exist, such portion of the Deferral Account thereafter shall be deemed invested in the successor investment medium or, if none, the Columbia Money Market Fund, subject in each case to subsequent investment designations.

(e) Any changes to the available investment media and any limitations on the maximum or minimum percentages of the Trustees’ Standard Deferral Accounts that may be deemed invested in particular investment media shall be communicated to the Trustees from time to time by an Appropriate Officer of the Funds.

4.	DISTRIBUTIONS FROM DEFERRAL ACCOUNTS

4.1 (a) In General. Except as provided below, cash distributions from a Trustee’s Deferral Account maintained by a Fund shall commence during the first calendar quarter of the calendar year following the calendar year in which the Trustee undergoes a Termination of Service (other than by reason of death) (the “Distribution Commencement Date”). For purposes of this Section, Termination of Service shall include retirement, Disability or any other voluntary or involuntary termination of his service as a Trustee.

At the time of a Trustee’s initial deferral election, the Trustee may elect to receive cash distributions from his Deferral Account in either (i) quarterly installments over an elective period of between one (1) and five (5) years or (ii) a lump sum to be paid on the Distribution Commencement Date. A Trustee may make a separate election to receive distributions from his Deferral Account in the forms provided under (i) or (ii) above with respect to Compensation Deferrals made in a Deferral Year; provided that any such election is filed by the Trustee by the time of the Trustee’s deferral election with respect to the Compensation Deferrals made by the Trustee with respect to such Deferral Year, or is amended in accordance with Section 4.1(b) below. Any election by a Trustee for the form of distribution provided under (i) or (ii) above for Compensation Deferrals made with respect to any Deferral Year shall be deemed to be the same as the Trustee’s most recent prior election unless the Trustee makes an alternative election by the deadlines specified in this Section 4.1(a).

Under the requirements of the Code, the Funds will report any amounts distributed from a Trustee’s Deferral Account as nonemployee compensation on IRS Form 1099-MISC or any successor form.

(b) Amendments. If a Trustee files an amended distribution election form with respect to any Compensation Deferrals, the new election form (i) must be filed with an Appropriate Officer of the Funds at least one year prior to the Trustee’s Distribution Commencement Date previously elected with respect to such Compensation Deferrals, (ii) shall not be effective until one (1) year has elapsed from the date of filing of such form, (iii) must provide for a Distribution Commencement Date that is at least five (5) years after the Distribution Commencement Date that such election is changing, except to any extent that the Trustee’s service as Trustee terminates as a result of the Trustee’s death, and (iv) must be in conformance with the requirements of Section 409A.

(c) Death. Upon the death of a Trustee (whether prior to or after the commencement of the distribution of the amounts credited to his Deferral Account), the Trustee’s Deferral Account shall be distributed to his Beneficiary in a lump sum during the next calendar quarter following death.

(d) Withdrawal in the Event of an Unforeseeable Emergency. In the event that a Trustee experiences an Unforeseeable Emergency, the Trustee may petition the Board of Trustees to receive a partial or full payout of amounts credited to the Trustee’s Deferral Accounts. The Board of Trustees shall determine, in its sole discretion, whether the requested payout shall be made, and the amount of the payout; provided, however, that the payout shall not exceed the lesser of the Trustee’s Deferral Accounts or the amount reasonably needed to satisfy the Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution. In making its determination under this Section 4.1(d), the Board of Trustees shall be guided by the requirements of Section 409A and any other related prevailing legal authorities and the Board of Trustees shall take into account the extent to which a Trustee’s Unforeseeable Emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by the liquidation by the Trustee of his assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). If, subject to the sole discretion of the Board of Trustees, the petition for a payout is approved, the payout shall be made within 90 days of the date of the Unforeseeable Emergency.

(e) Default. If no valid distribution election exists, then cash distributions from a Trustee’s Deferral Account shall be paid in a lump sum on the Distribution Commencement Date.

(f) Incapacity. If the Board of Trustees shall determine that a Trustee or Beneficiary is, at the time when the Deferral Account shall be distributed, a minor or is physically or mentally incompetent to give a valid release therefor, and that another person or an institution is then maintaining or has custody of the Trustee or Beneficiary and that no guardian, committee or other representative of the estate of the Trustee or Beneficiary shall have been duly appointed, the Funds may distribute the Deferral Account otherwise payable to the Trustee or Beneficiary to such other person or institution (including a “custodian” under the Uniform Gifts to Minors Act, the Uniform Transfers to Minors Act or corresponding legislation, who shall be an adult, a guardian of the minor or a trust company), and the release of such other person or institution shall be a valid and complete discharge for the distribution of the Deferral Account.

4.2 Liquidation, Dissolution or Sale of the Funds. Notwithstanding the foregoing, in the event of the liquidation, dissolution or winding up of a Fund that is described in Treas. Reg. Section 1.409A-3(j)(4)(ix)(A), the Plan maintained by such Fund shall be terminated, and all unpaid amounts in the Deferral Accounts of the Trustees with respect to such Fund as of the effective date of such dissolution shall be paid in a lump sum to the Trustees in the calendar year containing, and in any event within 30 days following, such effective date. In the event of the liquidation, dissolution or winding up of a Fund that a Trustee has designated as a deemed investment for all or part of his Standard Deferral Account pursuant to Section 3.3(a) above, the Trustee’s deferrals hereunder that were treated as though invested in such Fund will be redirected (i) to other Fund(s) designated by such Trustee or (ii) if such Trustee does not properly provide investment instructions, pursuant to Section 3.3(d) above.

For purposes of the above paragraph, a sale, conveyance or transfer of the Fund’s assets to a trust, partnership, association or another corporation in exchange for cash, shares or other securities with the transfer being made subject to, or with the assumption by the transferee of, the liabilities of the Fund shall not be deemed a dissolution of the Fund.

4.3 Permissible Acceleration. Notwithstanding the foregoing, the payment of a Trustee’s Deferral Account may be accelerated to any extent necessary for a Trustee who is, or becomes a Federal officer or employee in the executive branch, to comply with an ethics agreement with the United States government, as provided under Treas. Regs. Section 1.409A-3(j)(4)(iii), or any successor similar provision or published interpretive authority. In addition, the Board of Trustees shall have the authority and discretion to authorize any other acceleration or delay of the payment of a Trustee’s Deferral Account by an amendment to this Plan; provided that such amendment meets the requirements of Section 409A.

5.	ADMINISTRATION AND INTERPRETATION

5.1 Administration. This Plan shall be administered by the Board of Trustees. The Board of Trustees shall have the sole authority and discretion necessary or appropriate to interpret and implement the terms of the Plan. The Board of Trustees may delegate its responsibilities as it sees fit, provided that such delegation shall be made by a majority vote of the Board of Trustees. Notwithstanding any other provision of the Plan to the contrary, the Board of Trustees shall administer and construe the Plan in accordance with Section 409A. A Trustee must abstain from voting on any matters that relate primarily to himself or that would cause him to be deemed in constructive receipt of amounts credited to his Deferral Account for purposes of taxation under the Code.

5.2 Amendment and Suspension. The Board of Trustees may at any time in its sole discretion amend the Plan or suspend further Compensation Deferrals; provided, however, that no such amendment or suspension shall adversely affect the right of the Trustees to receive amounts previously credited to their Deferral Accounts. Upon any amendment of the Plan, the Funds shall execute such amendment or restatement as may be appropriate to evidence such amendment. Any such restatement of the Plan shall supersede any prior version of the Plan, but shall not supersede any prior election form, investment media designation form or Beneficiary designation form. In addition, all amendments and suspensions must comply with Section 409A.

5.3 Termination. The Plan adopted by a Fund shall automatically terminate on the date when all benefits have been paid from the Plan of the Fund and no Trustee has any right to or expectation of payment of further benefits under the Plan. In addition, the Board of Trustees of each Fund may terminate the Plan of such Fund and distribute all unpaid amounts in any Trustee’s Deferral Account to such Trustee, or to his beneficiaries; provided that such termination of the Plan and acceleration of benefits is permitted under Section 409A.

5.4 Agents. The Board of Trustees and the Funds may employ agents and provide for such clerical, legal, actuarial, accounting, advisory or other services as they deem necessary to perform their duties under this Plan. The Trustees shall not bear the cost of such services or any other general expenses incurred in connection with the administration of this Plan.

5.5 Counsel. The Board of Trustees and the Funds may consult with legal counsel with respect to the meaning or construction of this Plan, its obligations or duties hereunder or with respect to any action or proceeding or any question of law, and it shall be fully protected with respect to any action taken or omitted by it in good faith pursuant to the advice of legal counsel.

6.	MISCELLANEOUS

6.1 Rights of Creditors.

(a) All amounts payable in accordance with this Plan shall constitute a general unsecured obligation of the Funds. The Funds are under no obligation to transfer the Trustees’ Compensation Deferrals to any investment, trust or escrow account, and the Funds are under no obligation to secure amounts credited to the Trustees’ Deferral Accounts by any specific assets of any Fund or other assets in which any Fund has an interest. If the Funds elect to purchase any investments in order to cover their obligations under this Plan, such investments shall continue for all purposes to be considered a part of the general assets and property of the Funds and subject to the claims of their general creditors.

(b) The Trustees and their Beneficiaries have the status of unsecured creditors of the Funds with respect to the distribution of the Trustees’ Deferral Accounts. Except to the extent expressly provided under Section 4 above, neither the Trustees nor their Beneficiaries shall have any rights to receive a distribution of the Deferral Accounts.

(c) Any obligation of any Fund hereunder shall be an unsecured obligation of the Fund and not of any other person.

6.2 Liability and Indemnification. Except for its own gross negligence, willful misconduct or willful breach of this Plan, each Fund shall be indemnified and held harmless by the Trustees against liability or losses occurring in connection with this Plan by reason of any act or omission of the Fund or any other person.

6.3 Cooperation of Parties. Any person claiming any interest under this Plan agrees to perform any and all acts and to execute any and all documents and papers, which are necessary or desirable for carrying out this Plan or any of its provisions.

6.4 Governing Law. This Plan is made and entered into in the Commonwealth of Massachusetts and all matters concerning its validity, construction and administration shall be governed by the laws of that State.

6.5 No Guarantee of Trusteeship. Nothing contained in this Plan shall be construed as a guaranty or right of any Trustee to be continued as a Trustee of one or more of the Funds (or of a right of a Trustee to any specific level of Compensation) or as a limitation of the right of any of the Funds, by shareholder action or otherwise, to remove any of their Trustees.

6.6 Spendthrift Provision. The Trustees’ and Beneficiaries’ interests in the Deferral Accounts shall not be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charges. Any attempt so to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge such interests shall be void, nor shall any portion of any such right hereunder be in any manner payable to any assignee, receiver or trustee, or be liable for such person’s debts, contracts, liabilities, engagements or torts, or be subject to any legal process to levy upon or attach. Notwithstanding the foregoing, the Deferral Account of a Trustee (or his Beneficiary) may be paid to a third party, and the time or schedule of such payment may be accelerated, to the extent necessary to fulfill a domestic relations order (as defined in Code Section 414(p)(1)(B).

6.7 Notices. For purposes of this Plan, all notices and other communications provided for in this Plan shall be in writing and shall be deemed to have been duly given when delivered personally or mailed by U.S. registered or certified mail, return receipt requested, postage prepaid, or by a nationally recognized overnight delivery service, addressed to the Trustees at the home address set forth in the Funds’ records and to the Funds at their principal place of business, provided that all notices to the Funds shall be directed to the attention of an Appropriate Officer of the Funds or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

6.8 Interpretation of Plan. Interpretation of, and determinations related to, this Plan made by the Funds in good faith, including any determinations of the amounts of the Deferral Account, shall be conclusive and binding upon all parties; and the Funds shall not incur any liability to the Trustees for any such interpretation or determination so made or for any other action taken by them in connection with this Plan in good faith.

6.9 Successors and Assigns. This Plan shall be binding upon, and shall inure to the benefit of, each Fund and its successors and assigns and to the Trustees and their heirs, executors, administrators and personal representatives.

6.10 Severability. In the event any one or more provisions of this Plan are held to be invalid or unenforceable, such illegality or unenforceability shall not affect the validity or enforceability of the other provisions hereof and such other provisions shall remain in full force and effect unaffected by such invalidity or unenforceability.

Exhibit A

Columbia ETF Trust

Columbia Funds Master Investment Trust, LLC

Columbia Funds Series Trust

Columbia Funds Series Trust II

Columbia Funds Variable Insurance Trust I

Columbia Funds Variable Series Trust II

Columbia Seligman Premium Technology Growth Fund, Inc.

Tri-Continental Corporation

Exhibit B

Columbia Acorn Trust

Columbia Funds Series Trust

Columbia Funds Series Trust I

Columbia Funds Series Trust II